FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2004
Commission file number
333-12714

LUCITE INTERNATIONAL
GROUP HOLDINGS LIMITED

(Exact Name of Registrant Guarantor as Specified in its Charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Queens Gate, 15-17 Queens Terrace, Southampton SO14 3BP, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes ☐	No ☒

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
UNAUDITED CONSOLIDATED BALANCE SHEETS
UNAUDITED CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Three months ended
		March 31,	March 31,
		2003	2004
	Notes	£’m	£’m
Turnover	3	179	170

Operating costs before amortisation of goodwill and other intangible assets	4	(164)	(155)
Amortisation of goodwill and other intangible assets	4	(1)	(1)

Total operating costs	4	(165)	(156)
Operating profit	3, 4	14	14
Net interest payable and similar charges	5	(16)	2

Profit/(loss) on ordinary activities before taxation		(2)	16
Taxation on profit/(loss) on ordinary activities		(1)	(3)

Profit/(loss) on ordinary activities after taxation		(3)	13
Equity minority interests		(1)	(1)

Profit/(loss) for the financial period		(4)	12

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

		December 31, 2003	March 31, 2004
	Notes	£’m	£’m
Fixed assets
Intangible assets		83	82
Negative Goodwill		(5)	(5)
Tangible assets		332	323

		410	400
Current assets
Stocks	7	75	74
Debtors		107	117
Cash at bank and in hand		30	27

		212	218

Total assets		622	618

Creditors – amounts falling due within one year		(115)	(122)

Net current assets		97	96

Total assets less current liabilities		507	496

Creditors – amounts falling due after more than one year		(332)	(306)
Provisions for liabilities and charges		(27)	(29)

Net assets		148	161

Shareholder’s equity
Called up equity share capital		175	175
Profit and loss account		(42)	(30)

Total equity shareholder’s funds		133	145
Equity minority interests		15	16

Capital employed		148	161

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF
TOTAL RECOGNISED GAINS AND LOSSES

	Three Months Ended
	March 31,	March 31,
	2003	2004
	£’m	£’m
Profit /(loss) for the financial period	(4)	12
Currency translation differences on foreign currency net investments	—	—

Total recognised gains & losses relating to the period	(4)	12

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS

	Three Months Ended
	March 31,	March 31,
	2003	2004
	£’m	£’m
Operating profit	14	14
Depreciation of tangible fixed assets	10	10
Amortisation of intangible fixed assets	1	1
(Increase) / decrease in stocks	(1)	—
Increase in debtors	(28)	(10)
Increase in creditors	17	4
Movement on provisions	1	—
Exceptional cash flows	(1)	—

Net cash flow from operating activities	13	19

Interest paid	(4)	(3)

Returns on investments and servicing of finance	(4)	(3)
Taxation paid	—	(1)
Capital expenditure and financial investment	(4)	(7)

Issue of debt due within one year	1	—
Issue of debt due after more than one year	5	4
Repayment of debt due within one year	—	—
Repayment of debt due after one year	—	(15)

Financing	6	(11)

Increase/(decrease) in cash	11	(3)

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1	Business description

Lucite International Group Holdings Limited is a wholly owned subsidiary of Lucite International Limited. Lucite International Limited does not trade and has no investments other than Lucite International Group Holdings Limited and an interest in the newly formed Lucite International China Holdings Limited with the remaining interest being held by a subsidiary of Lucite International Group Holdings Limited. The principal shareholder and ultimate controlling party of Lucite International Limited is Charterhouse Capital Partners LLP through funds managed by it. Lucite International Group Holdings Limited is a non-trading holding company for the remainder of the subsidiary companies included in the Lucite International Group. Lucite International Group Holdings Limited and its subsidiary companies (together referred to as “Lucite International” or “the Company”) are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic-based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world.

2	Basis of preparation

The accounting policies used to prepare these financial statements are consistent with those adopted in the financial statements for the year ended December 31, 2003 as reported in our annual report on Form 20-F filed on April 1, 2004.

The financial statements and notes included within this form 6-K should be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 20-F, where additional footnotes can be found.

In the opinion of management, the accompanying unaudited consolidated financial statements of Lucite International Group Holdings Limited and subsidiaries (the Company) contain all adjustments, including usual recurring adjustments, necessary to present fairly, in all material respects, the Company’s consolidated financial position as of March 31, 2004 and December 31, 2003 and the consolidated results of operations, net profit and cash flows for the three month periods ended March 31, 2004 and March 31, 2003. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F. The results of operations for the three-month period ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	Segmental reporting

	Three Months Ended
	March 31,	March 31,
	2003	2004
	£’m	£’m
Turnover
Upstream	132	125
Downstream	69	69
Inter-class elimination	(22)	(24)

	179	170

Operating profit
Upstream	8	9
Downstream	6	5

Operating profit	14	14

Depreciation
Upstream	7	7
Downstream	3	3

	10	10

Amortisation
Upstream	1	1
Downstream	—	—

	1	1

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4	Cost of sales, gross profit, distribution and administrative expenses

	Three Months Ended
	March 31,	March 31,
	2003	2004
	£’m	£’m
Turnover	179	170
Cost of sales	(140)	(132)

Gross profit	39	38
Distribution costs	(12)	(11)

Administrative expenses before amortisation and research and development costs	(10)	(10)
Amortisation of goodwill and other intangible fixed assets	(1)	(1)
Research and development costs	(2)	(2)

Total administrative expenses	(13)	(13)

Total operating expenses	(25)	(24)

Operating profit	14	14

5	Net interest payable and similar charges

	Three months ended
	March 31,	March 31,
	2003	2004
	£’m	£’m
Interest payable on senior credit facilities	3	2
Interest payable on senior notes	4	5

Net interest payable	7	7
Foreign exchange (gain)/loss on external debt	9	(9)

Net interest payable and similar charges	16	(2)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6	EBITDA

EBITDA is presented not as an alternative measure of operating results or cash flows from operations as determined in accordance with generally accepted accounting principles, but because it is an accepted financial indicator of the ability to incur and service debt. EBITDA is not necessarily comparable with similarly titled measures presented by other companies. As a performance measurement, EBITDA closely represents operating profit and can be reconciled to it in the following way:

	Three months ended
	March 31,	March 31,
	2003	2004
	£’m	£’m
Operating profit	14	14
Depreciation and amortisation of goodwill and intangible assets	11	11

EBITDA	25	25

7	Stocks

	December 31,	March 31,
	2003	2004
	£’m	£’m
Raw material and consumables	29	26
Finished goods and goods for resale	46	48

	75	74

8	Bank and other borrowings

	December 31,	March 31,
	2003	2004
	£’m	£’m
Senior credit facilities:
Term loan A	37	35
Term loan B	69	67
Term loan C	45	43
Revolving Credit Facility	19	4
Senior notes	176	167
Finance leases	4	4
Unamortised senior notes premium	2	1
Unamortised issue costs	(8)	(7)

Total debt excluding China bank loans	344	314
China bank loans	—	4

Total debt	344	318

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9	Other information

On 25 March 2003, the Company received notification that the European Commission would investigate Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. Such investigation is a preliminary step and does not imply that the Company has engaged in any unlawful activities relating to anti-competitive practices. There is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defence and by the Commission’s procedures. Lucite International Limited is co-operating fully with the European Commission on these matters. It is not possible at this stage to estimate what the outcome of this investigation will be.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

10	Summary of significant differences between UK and US accounting principles

The financial statements are prepared and presented in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the effect on net income and shareholder’s equity of the differences between UK GAAP and US GAAP.

Effect on the loss for the financial period of differences between UK GAAP and US GAAP

			Three months ended
			March 31,	March 31,
			2003	2004
			£’m	£’m
Profit/(loss) for the financial period under UK GAAP			(4)	12
Adjustments to conform with US GAAP :
Depreciation of tangible fixed assets			1	1
Amortisation of goodwill	(i	)	1	1
Amortisation of other intangibles	(i	)	(3)	(3)
Pensions			—	—
Capitalisation of interest less amortisation			—	—
Foreign exchange gain/(loss) on debt			(4)	3
Fair value of derivative financial instruments			3	—
Deferred taxation:
Arising on UK GAAP results			—	(2)
Arising on other US GAAP adjustments			(1)	1

Net Profit/(loss) under US GAAP			(7)	13

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Effect on consolidated shareholder’s funds of differences between UK GAAP and US GAAP

		December 31, 2003	March 31, 2004
		£’m	£’m
Consolidated shareholder’s funds under UK GAAP		133	145
Adjustments to conform with US GAAP :
Business combinations		(21)	(22)
Exchange translation on goodwill and intangible assets		(9)	(11)
Pensions		(6)	(6)
Capitalisation of interest less amortisation		9	9
Fair value of derivative financial instruments	(ii)	1	1
Deferred taxation		30	29

Consolidated shareholder’s funds under US GAAP		137	145

For an explanation of the significant differences between UK GAAP and US GAAP please refer to the annual Form 20-F.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(i) Goodwill and intangible assets

The annual review of impairment required under FAS 142 was carried out as at June 30, 2003 and the results indicated that no impairment was deemed to exist. The next impairment review will be carried out as at June 30, 2004.

The following table sets out intangible asset carrying values and accumulated amortisation in total and by each major class of finite lived intangible asset:

		Accumulated	Weighted
	Gross carrying	amortisation as	average
	value as at March	at March 31,	amortisation
	31, 2004	2004	period

	£’m	£’m	Years
Amortised intangible assets
Core and patented technology	48	22	10
Trade names	7	1	20
Customer relationships	19	4	20
Non-compete agreements	22	20	5

Total amortised intangible assets	96	47
Goodwill	45	—

Total goodwill and other intangible assets under US GAAP	141	47

The following table sets out amortisation expense for the three months ended March 31, 2004 and estimated aggregate amortisation expense for each of the five succeeding years:

£’m
Aggregate amortisation expense:
For the three months ended March 31, 2004	3
Estimated aggregate amortisation expense:
For the year ended December 31, 2004	11
For the year ended December 31, 2005	7
For the year ended December 31, 2006	7
For the year ended December 31, 2007	7
For the year ended December 31, 2008	7

There were no changes to the carrying value of goodwill during the three months ended March 31, 2004.

(ii) Derivative financial instruments

During the three months ended March 31, 2004 we entered into contractual arrangements to hedge a portion of our raw material prices against spikes in natural gas prices. The contracts entered into are in the form of swaps, puts and calls, with settlement possible either way depending upon the floating price of natural gas. The fair value of the arrangement as at March 31, 2004 equates to an asset of £0.7m compared to the strike price of the puts/calls and the fixed price of the swaps; this gain made on the contracts would be taken to operating profit under US GAAP. At March 31, 2004 a volume of 4,800 mm-Btu was covered by the arrangement covering the period to October 2004.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

New US Financial Accounting Standards and pronouncements not yet effective

In January 2004, the FASB issued FASB Staff Position (“FSP”) 106-1, Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a postretirement health care plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The FSP includes an election to defer accounting for the implications of this new law until specific authoritative guidance to address the accounting treatment has been issued. As such, as a result of the absence of such guidance, any measures included in these financial statements of the accumulated post-retirement benefit obligation (APBO) or net periodic post-retirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Authoritative guidance, when issued, could require a change in previously reported information.

Recent UK accounting pronouncements

In November 2000 the ASB issued Financial Reporting Standard No. 17, “Retirement Benefits” (“FRS 17”). FRS 17 requires pension scheme assets to be measured at market value and pension scheme liabilities to be measured using specified actuarial methods using a corporate bond rate. The resulting surplus or deficit should be immediately recognised in the balance sheet. In the annual financial statements additional analysis was provided in accordance with FRS 17 for which disclosure requirements have been implemented progressively during the previous and current financial years in accordance with the provisions of that standard. Full implementation of the standard has been postponed until 2005.

International Financial Reporting Standards (“IFRS”)

The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated financial statements in accordance with IFRS rather than the existing national GAAP. The regulation takes effect for the accounting periods beginning after January 1, 2005 and consequently the accounting framework under which the Company reports will change. The Company will produce its consolidated financial statements in accordance with IFRS for the year ended December 31, 2005.

We are currently evaluating the areas that will be most affected by the adoption of IFRS, including assessing the impact on our underlying systems and financial statements and our US GAAP reconciliations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cautionary statement concerning forward-looking statements

The Company is including the following cautionary statement in this Form 6-K to make applicable and take advantage of the safe harbour provisions of Section 21E of the Securities Exchange Act of 1934, as amended, for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are also expressly qualified by these cautionary statements. Certain statements contained herein are forward-looking statements and accordingly involve risk and uncertainties, which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein are based on various assumptions, many of which are based, in turn, upon further assumptions. The Company’s expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. There can, however, be no assurance that management’s expectations, beliefs or projections will result or be achieved or accomplished.

Critical accounting policies and use of accounting estimates

The financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United Kingdom but require some degree of judgement regarding the estimates and assumptions used to apply them. The application of these assumptions and judgements affects the reported amounts of profit during the year and the assets and liabilities at the balance sheet date. Actual results may differ from the estimates calculated using these assumptions and judgements. Management believes that accounting policies are critical policies where the assumptions and judgements would have a significant impact on the consolidated financial statements. These critical accounting policies are discussed in the annual financial statements as reported on Form 20-F and there have been no changes to them in the three months ended March 31, 2004.

General

Unless the context requires otherwise, the information provided in this Form 6-K and the terms “Lucite International”, “we”, “our” and the “Company” refer to Lucite International Group Holdings Limited and its subsidiaries and predecessor businesses as a combined entity. Lucite International Finance plc is a wholly-owned subsidiary of Lucite International Group Holdings Limited and was formed for the purpose of issuing and selling securities and making the proceeds of those issues available to the Company.

The business is defined into two distinct segments, the upstream business and the downstream business. The principle products of our upstream business are methyl methacrylates, or MMA, and speciality methacrylates, or SpMAs. We also produce a limited range of high-value SpMAs, which impart specific high performance properties to their end products, such as gloss and adhesion. We also sell liquid sodium cyanide mainly in the United Kingdom, which is used to produce detergents and as an ingredient in pharmaceuticals and agrochemicals. Our downstream business uses the MMA we manufacture to produce and sell methacrylate-based polymers, resins, sheet and composites in thousands of variations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended March 31, 2004 Compared to the Three Months Ended March 31, 2003

Turnover

	Three				Three
	months				months
	ended March				ended March
	31, 2003	Exchange	Volume/Mix	Price	31, 2004

	£’m	£’m	£’m	£’m	£’m
Total turnover	179	(15)	—	6	170
Percentage increase/(decrease)		(8%)	—	3%	(5%)
Upstream turnover (i)	132	(11)	(2)	6	125
Percentage increase/(decrease)		(8%)	(2%)	5%	(5%)
Downstream turnover (i)	69	(5)	3	2	69
Percentage increase/(decrease)		(7%)	4%	3%	-%

(i) upstream and downstream turnover includes intra-company sales

Turnover for the three months ended March 31, 2004 was affected by the translation impact of the weaker dollar during the period. The average rate for the three months ended March 31, 2003 was $1.84 to £1.00 compared to average rate for the three months ended March 31, 2004 of $1.60 to £1.00. Approximately half of our sales are generated from US operations with another approximately 20% generated within Asia where exchange rates are strongly linked to the dollar.

Demand for methacrylate products remained strong during the three months ended March 31, 2004, led by strong consumer demand in Asia in particular. Upstream volumes during the three months ended March 31, 2004 were 3% lower than during the three months ended March 31, 2003 resulting in an adverse effect on turnover of 2% when combined with favourable mix effects. Downstream volumes were 5% higher during the three months ended March 31, 2004 compared to March 31, 2003 resulting in a favourable effect on turnover of 4% when combined with adverse mix effects.

Raw material prices increased further to unprecedented levels during the three months ended March 31, 2004. The higher raw material prices are passed through to the MMA price subject to the contract lags of between three and six months. This has resulted in higher upstream prices for the three months ended March 31, 2004 compared to the three months ended March 31, 2003.

Downstream prices have also increased during the three months ended March 31, 2004 reflecting the higher feedstock prices. The ability to pass on these higher feedstock prices into downstream products is a function of the relative competitiveness of each downstream market and time.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended March 31, 2004 Compared to the Three Months Ended March 31, 2003 (continued)

Cost of Sales

				Raw
				material
				prices net
	Three			of	Three
	months			production	months
	ended March			cost	ended March
	31, 2003	Exchange	Volume/Mix	savings	31, 2004

	£’m	£’m	£’m	£’m	£’m
Total cost of sales	140	(12)	(1)	5	132
Percentage increase/(decrease)		(9%)	—	3%	(6%)
Upstream cost of sales	109	(9)	(2)	4	102
Percentage increase/(decrease)		(8%)	(2%)	4%	(6%)
Downstream cost of sales	54	(4)	1	4	55
Percentage increase/(decrease)		(7%)	2%	7%	2%

Cost of sales for the three months ended March 31, 2004 was affected by the translation impact of the weaker dollar during the period. The average rate for the three months ended March 31, 2003 was $1.84 to £1.00 compared to average rate for the three months ended March 31, 2004 of $1.60 to £1.00. Approximately half of our production is generated from US operations with another approximately 20% generated within Asia where exchange rates are strongly linked to the dollar.

Raw material costs increased during the three months ended March 31, 2004, leading to a large price variance within cost of sales for the upstream business.

As MMA represents approximately 75% to 85% of the raw material cost for our downstream business the increased MMA prices during the three months ended March 31, 2004 have increased the cost of sales of the downstream business.

A 3% reduction in upstream volume during the three months ended March 31, 2004 compared to the three months ended March 31, 2003 has resulted in a favourable cost of sales variance of 2% when combined with the adverse impact of the mix of products produced.

A 5% volume increase of downstream products during the three months ended March 31, 2004 compared to the three months ended March 31, 2004 has resulted in an adverse cost of sales variance of 2% when combined with the favourable impact of the mix of products produced.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended March 31, 2004 Compared to the Three Months Ended March 31, 2003 (continued)

Net Operating Expenses

	Three			Three
	months			months
	ended March		Cost	ended March
	31, 2003	Exchange	savings/other	31, 2004

	£’m	£’m	£’m	£’m
Total operating expenses	25	(1)	—	24
Percentage increase/(decrease)		(4%)	—	(4%)
Upstream operating expenses	15	—	(1)	14
Percentage increase/(decrease)		—	(7%)	(7%)
Downstream operating expenses	9	—	—	9
Percentage increase/(decrease)		—	—	—

Net operating expenses were favourably affected by the translation impact of the weaker dollar during the three months ended March 31, 2004.

Net Interest Payable and Similar Charges

£’m
Interest charged for the three months ended March 31, 2003	16
Exchange movement	(18)

Interest charged for the three months ended March 31, 2004	(2)

There was a favourable exchange movement of £9 million relating to external debt not hedged by foreign currency assets for the three months ended March 31, 2004 compared to a £9 million adverse movement for the three months ended March 31, 2003.

Taxation on Loss on Ordinary Activities

The tax charge was £3 million for the three months ended March 31, 2004 compared to £1 million for the three months ended March 31, 2003.

Equity Minority Interests

Equity minority interests were £1 million for the three months ended March 31, 2004 compared to £1 million for the three months ended March 31, 2003.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended March 31, 2004 Compared to the Three Months Ended March 31, 2003 (continued)

Liquidity and Capital Resources

The cash generated from operating activities was an inflow of £19 million for the three months ended March 31, 2004 compared to an inflow of £13 million for the three months ended March 31, 2003. This £6 million improvement in operating cash arose from a lower working capital outflow during the three months ended March 31, 2004 compared to the three months ended March 31, 2003. Working capital balances resulted in an outflow of £6 million for the three months ended March 31, 2004 compared to an outflow of £12 million for the same period last year. Management believes that the working capital position as at March 31, 2004 is adequate to fund operations.

Interest payments of £3 million were made in the three months ended March 31, 2004 (£4 million in the three months ended March 31, 2003) in line with loan agreements pertaining to the financial structure of the group. This consisted of £3 million of senior debt interest, including the revolving debt facility (£4 million for the three months ended March 31, 2003).

Capital Expenditures

In the three months ended March 31, 2004 we made capital expenditures of £7 million as follows:

£’m
Safety, health and environmental	1
Maintaining asset capacity	2
Growth projects	4

Total capital expenditure	7

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended March 31, 2004 Compared to the Three Months Ended March 31, 2003 (continued)

Financing

There was a £15 million repayment on the revolving credit facility during the three months ended March 31, 2004 as a result of strong cash generation during the period. The effects of the cash movement on the debt financing of the company are put into context in the following table:

	December 31,				March 31,
	2003	Cash	Exchange	Other	2004
	£’m	£’m	£’m	£’m	£’m
Term loan A	37	—	(2)	—	35
Term loan B	69	—	(2)	—	67
Term loan C	45	—	(2)	—	43

Total senior debt	151	—	(6)	—	145
Revolving credit facility	19	(15)	—	—	4
Senior notes	176	—	(9)	—	167
Finance lease and other short term borrowing	4	—	—	—	4
Unamortised senior notes premium	2	—	—	(1)	1
Unamortised issue costs	(8)	—	—	1	(7)

Total debt excluding China bank loans	344	(15)	(15)	—	314
China bank loans	—	4	—	—	4

Total debt	344	(11)	(15)	—	318

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Key financial data excluding the costs of building the new MMA facility in China

During the latter part of 2003 Lucite International (China) Chemical Industry Company Limited was formed as a wholly owned foreign entity for the purpose of constructing and operating an MMA facility within China (the China project). The results of Lucite International (China) Chemical Industry Company Limited have been fully consolidated into the results of Lucite International Group Holdings Limited for the three months ended March 31, 2004.

In order to compare data on an historical basis the following is a summary of key items excluding the costs of the China project:

Three months ended March 31, 2004

	Including new	New China	Excluding new
	facility in China	facility	facility in China
	£’m	£’m	£’m
Revenue	170	—	170
Operating profit	14	—	14
Fixed Assets	400	9	391
Cash	27	2	25
Total Debt	(318)	(4)	(314)
Capital expenditure (cash flow)	(7)	(4)	(3)

As debt is incurred in Lucite International (China) Chemical Company Limited it is ring-fenced from the remainder of the group and secured solely on the assets of Lucite International (China) Chemical Company Limited. During the three months ended March 31, 2004 £4 million of debt has been incurred with a leading Chinese bank in order to fund the ongoing construction costs of our new MMA facility in China. There has been no further equity injection by Lucite International Group Holdings Limited during the three months ended March 31, 2004.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Lucite International Group Holdings Limited Registrant Guarantor

//SIGNED// ANNIE VEERMAN

By: Annie Veerman Director

Dated May 26, 2004